[TD] Asset Management Funds

January 12, 2010

VIA EDGAR

Mr. Jeff Long
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Re:      TD Asset Management USA Funds Inc.
         Investment Company Act File No. 811-9086


--------------------------------------------------------------------------------

Dear Mr. Long:

This letter responds to the question regarding the Registrant's responses to
Item 74.W. of Form N-SAR that you provided to Elliot J. Gluck of Willkie Farr & Gallagher LLP, counsel to the Registrant, in a telephone conversation on January 5, 2010.

The Registrant hereby confirms that in any instance where it presented a price of $1.0000 in response to Item 74.W. of its Forms N-SAR for the periods ending April 30, 2008, October 31, 2008, April 30, 2009 and October 31, 2009, such price was shown as a result of the digit in the fifth decimal place being truncated or as a result of the actual price being rounded up to $1.0000 using standard rounding methods. The prices for the instances in which the price presented was either truncated or rounded are set out in the table below.

-----------------------------------------------------------------------------------------------------------------------------
FUND                                                                  MARK-TO-MARKET NET ASSET VALUE PER SHARE
-----------------------------------------------------------------------------------------------------------------------------
FORM N-SAR FILING FOR THE PERIOD ENDED OCTOBER 31, 2008
--------------------------------------------------------------------- -------------------------------------------------------
TDAM New York Municipal Money Market Portfolio                        $1.0000996
-----------------------------------------------------------------------------------------------------------------------------
FORM N-SAR FILING FOR THE PERIOD ENDED APRIL 30, 2009
--------------------------------------------------------------------- -------------------------------------------------------
TDAM California Municipal Money Market Portfolio                      $1.0000172
--------------------------------------------------------------------- -------------------------------------------------------
TDAM New York Municipal Money Market Portfolio                        $0.9999764
--------------------------------------------------------------------- -------------------------------------------------------
TDAM Institutional Money Market Fund                                  $0.9999651
-----------------------------------------------------------------------------------------------------------------------------
FORM N-SAR FILING FOR THE PERIOD ENDED OCTOBER 31, 2009
--------------------------------------------------------------------- -------------------------------------------------------
TDAM Money Market Portfolio                                           $1.0000837
--------------------------------------------------------------------- -------------------------------------------------------
TDAM U.S. Government Portfolio                                        $1.0000653
--------------------------------------------------------------------- -------------------------------------------------------
TDAM Institutional Money Market Fund                                  $1.0000912
--------------------------------------------------------------------- -------------------------------------------------------
TDAM Institutional Treasury Obligations Money Market Fund             $1.0000452
-----------------------------------------------------------------------------------------------------------------------------

Should you have any questions concerning the above, please do not hesitate to call the undersigned at (610) 676-3426.

Sincerely,

/s/ Eric Kleinschmidt

Eric Kleinschmidt
Treasurer and Chief Financial Officer

cc:      Elliot J. Gluck, Willkie Farr & Gallagher LLP
         Michele R. Teichner, TDAM USA Inc.
         Allegra Ressa, TDAM USA Inc.